EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 26 and Series 46 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, March 02, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 26 (“Series 26 Shares”) (TSX: BAM.PR.T) for the five years commencing April 1, 2022 and ending March 31, 2027, and also determined the fixed dividend on its Cumulative Class A Preference Shares, Series 46 (“Series 46 Shares”) (TSX: BAM.PF.I) for the five years commencing April 1, 2022 and ending March 31, 2027.

Series 26 Shares and Series 27 Shares

If declared, the fixed quarterly dividends on the Series 26 Shares during the five years commencing April 1, 2022 will be paid at an annual rate of 3.846% ($0.240375 per share per quarter).

Holders of Series 26 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 16, 2022, to convert all or part of their Series 26 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 27 (the “Series 27 Shares”), effective March 31, 2022. The quarterly floating rate dividends on the Series 27 Shares will be paid at an annual rate, calculated for each quarter, of 2.31% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2022 to June 30, 2022 dividend period for the Series 27 Shares will be 0.72925% (2.925% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.1823125 per share, payable on June 30, 2022.

Holders of Series 26 Shares are not required to elect to convert all or any part of their Series 26 Shares into Series 27 Shares.

As provided in the share conditions of the Series 26 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 26 Shares outstanding after March 31, 2022, all remaining Series 26 Shares will be automatically converted into Series 27 Shares on a one-for-one basis effective March 31, 2022; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 27 Shares outstanding after March 31, 2022, no Series 26 Shares will be permitted to be converted into Series 27 Shares. There are currently 9,770,928 Series 26 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 27 Shares effective upon conversion. Listing of the Series 27 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX.

Series 46 Shares and Series 47 Shares

If declared, the fixed quarterly dividends on the Series 46 Shares during the five years commencing April 1, 2022 will be paid at an annual rate of 5.386% ($0.336625 per share per quarter).

Holders of Series 46 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 16, 2022, to convert all or part of their Series 46 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 47 (the “Series 47 Shares”), effective March 31, 2022. The quarterly floating rate dividends on the Series 47 Shares will be paid at an annual rate, calculated for each quarter, of 3.85% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2022 to June 30, 2022 dividend period for the Series 47 Shares will be 1.11319% (4.465% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.2782975 per share, payable on June 30, 2022.

Holders of Series 46 Shares are not required to elect to convert all or any part of their Series 46 Shares into Series 47 Shares.

As provided in the share conditions of the Series 46 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 46 Shares outstanding after March 31, 2022, all remaining Series 46 Shares will be automatically converted into Series 47 Shares on a one-for-one basis effective March 31, 2022; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 47 Shares outstanding after March 31, 2022, no Series 46 Shares will be permitted to be converted into Series 47 Shares. There are currently 11,740,797 Series 46 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 47 Shares effective upon conversion. Listing of the Series 47 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX.

About Brookfield

Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with approximately US$690 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Media	Investor Relations
Kerrie McHugh	Linda Northwood
Tel: +1 212 618 3469	Tel: +1 416 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com